PETRO CAPITAL SECURITIES, LLC
STATEMENT OF INCOME AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues	$ 1,187,500
Operating expenses:	
Incremental allocation services fee (Note 2)	782,897
Commission expense	360,000
Registration fees	26,294
Other expenses	9,550
	1,178,741
Income before provision for state income tax	8,759
Provision for state income tax	6,828
Net income	1,931
Member's capital at beginning of year	305,279
Contributions	318,702
Distributions	(250,000)
Member's capital at end of year	$ 375,912

The accompanying notes are an integral part of the financial statements.